Exhibit 21.1

Subsidiaries of the Registrant

All listed subsidiaries are wholly owned by the Corporation, directly or indirectly, unless otherwise noted.

Name	Jurisdiction of Organization
Elong Power International Co, Limited	BVI
Elong Power (Hong Kong) International Limited	Hong Kong
Elong Power (Ganzhou) Co., Ltd.	Ganzhou, PRC
Huizhou City Yipeng Energy Technology Co., Ltd.	Huizhou, PRC
Ganzhou Yipeng Energy & Technology Co., Ltd.	Ganzhou, PRC
Zibo Yipeng Energy & Technology Co., Ltd.	Zibo, PRC
Elong Power (Beijing) Co., Ltd.	Beijing, PRC